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                              March 7, 2024

       Tiewei Song
       Chief Executive Officer
       BIMI Holdings Inc.
       9th Floor, Building 2
       Chongqing Corporation Avenue
       Yuzhong District, Chongqing,
       P. R. China, 400010

                                                        Re: BIMI Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Correspondence
dated February 7, 2024
                                                            File No. 001-34890

       Dear Tiewei Song:

              We have reviewed your February 7, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Regulation of Overseas Listing, page 19

   1. We note your response to prior comment 5, however, the proposed disclosure you have included in your
response letter does not materially differ from the disclosure that appears in your annual report,
so we are unable to determine how this proposed disclosure is responsive to our
comment. Please revise or advise.
       Liquidity and Capital Resources, page 73

   2. We note your response to prior comment 9. Please provide Exhibit A with the revised
                                                        Consolidated Statement
of Cash Flows.
 Tiewei Song
FirstName  LastNameTiewei Song
BIMI Holdings   Inc.
Comapany
March      NameBIMI Holdings Inc.
       7, 2024
March2 7, 2024 Page 2
Page
FirstName LastName
Consolidated Statements of Stockholders' Equity, page F-6

3. We note your response to prior comment 11. Please provide Exhibit B, the revised
         Consolidated Statements of Operations and Comprehensive Loss, and Exhibit C, the
         revised Consolidated Statements of Stockholders    Equity.
Consolidated Statements of Cash Flows, page F-7

4. We note your response to prior comment 12. Please provide the accounting guidance for presenting stock compensation as a non-cash transaction in the supplemental information and not as an adjustment in operating activities.
        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Pang Zhang-Whitaker